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                                               Filed by Pharmacia & Upjohn, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of  1934

                                       Subject Company: Pharmacia & Upjohn, Inc.
                                                   Commission File No. 001-11557


          On January 27, 2000, Pharmacia & Upjohn, Inc., a Delaware corporation ("P&U") and Monsanto Company, a Delaware corporation ("Monsanto"), jointly issued the folowing press release:


'Pharmacia Corporation' Selected as Name for Company Created By Merger of Monsanto and Pharmacia & Upjohn

St. Louis and Peapack, N.J. (Jan. 27 ,1999)

          Monsanto Company and Pharmacia & Upjohn announced today the selection of Pharmacia Corporation as the name of the new company to be created through their merger.

          "'Pharmacia' captures the focus of the new organization as an exceptionally fast-growing core pharmaceuticals business in the top tier of the industry," said Fred Hassan, Chief Executive Officer of Pharmacia & Upjohn and CEO-designate of Pharmacia Corporation.

          The new name and corporate identity captures the strong pharmaceutical heritage of both companies, but also marks the creation of something entirely new. It combines the Pharmacia name with the blue color and distinctive typeface of the current Searle logo.

          "In selecting Pharmacia, we have chosen a name with power and global relevance," said Robert Shapiro, CEO and Chairman of Monsanto, who will be non-executive chairman of the new company. "This name and logo will create a strong new identity for our 60,000 employees and will build value with our customers worldwide."

          The Searle, Upjohn and Pharmacia names will be used to designate sales divisions in the new company in order to maximize the strong, existing customer awareness and relationships associated with these businesses.
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          The combined company will have an autonomous agricultural subsidiary, which will retain the name Monsanto. Monsanto and Pharmacia & Upjohn have entered into a definitive agreement to create a dynamic and powerful new competitor in the global pharmaceutical industry. The new company will have one of the strongest sales forces in the industry, an expansive product portfolio, a robust pipeline of new drugs, and an annual pharmaceutical R&D budget of more than $2 billion. The new company also will have one of the world's leading fully integrated agricultural businesses. The combined company will have estimated 1999 sales of $17 billion with a market capitalization of more than $50 billion. The merger is expected to close in the first half of 2000.

          This news release contains certain forward-looking statements, including, among other things, statements regarding each company's results of operations and expected cost savings and earnings-per-share effects. These forward- looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's actual results to differ materially from expected and historical results are described in Monsanto's and Pharmacia & Upjohn's periodic reports filed with the Securities and Exchange Commission, including Monsanto's and Pharmacia & Upjohn's 1998 annual reports and Forms 10-K and Exhibits 99 thereto, respectively.

          Monsanto and Pharmacia & Upjohn will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone 314-694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone 888-768-5501. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

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          Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

          Pharmacia & Upjohn and its board of directors will be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Pharmacia & Upjohn's board of directors is comprised of Frank C. Carlucci, Gustaf Douglas,
M. Kathryn Eickhoff, Soren Gyll, Fred Hassan, Berthold Lindqvist, Olaf Lund, C. Steven McMillan, William U. Parfet, Ulla Reinius, Bengt Samuelsson and Morton L. Topfer. Other participants in the solicitation may include: Goran Ando, MD (Executive Vice President and President, Research & Development), Hakan Astrom (Senior Vice President, Corporate Strategy & Investor Relations), Richard Collier (Senior Vice President and General Counsel), Christopher Coughlin (Executive Vice President and Chief Financial Officer), Carrie Cox (Executive Vice President and Head, Global Business Management), Paul Matson (Senior Vice President, Human Resources), Stephen MacMillan (Sector Vice President, Global Specialty Operations, ), Christer Odqvist (Vice President, Corporate Coordination), Mats Pettersson (Senior Vice President, Mergers & Acquisitions), Timothy Rothwell (Executive Vice President and President, Global Pharmaceutical Operations), Don Schmitz (Vice President, Associate General Counsel & Corporate Secretary), Craig Tooman (Assistant Vice President, Investor Relations), Ken Banta (Vice President, Corporate Communications), Paul Fitzhenry (Director, Corporate Communications). The participants in the Pharmacia & Upjohn solicitation hold, collectively, fewer than 1% of the outstanding common stock of Pharmacia & Upjohn.